UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MOLYCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

608753 109

(CUSIP Number)

Hillel T. Cohn

Morrison & Foerster, LLP

555 West Fifth Street, Suite 3500

Los Angeles, CA 90013

 (213) 892-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2012

(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 608753 109

(1)	Name of Reporting Person Molibdenos Y Metales S.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 12,500,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 12,500,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.97%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)             The percentage was calculated based upon a total of 96,395,354 outstanding shares of the Issuer’s common stock, consisting of 83,895,354 shares of the Issuer’s common stock outstanding as of January 31, 2012 according to representations made by the Issuer in that certain Securities Purchase Agreement, dated as of January 31, 2012, by and between the Issuer and the Reporting Person (the “Purchase Agreement”) plus the 12,500,000 shares of the Issuer’s common stock acquired by the Reporting Person pursuant to the terms of the Purchase Agreement.

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Molycorp, Inc., a Delaware corporation (the “Issuer”).  The address of the principal offices of the Issuer is Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 2. Identity and Background.

(a)       This Schedule 13D is being filed by Molibdenos Y Metales S.A. (the “Reporting Person”), a company established under the laws of Chile.

(b)      The address of the principal offices of the Reporting Person is Molibdenos Y Metales S.A., Camino Nos a Los Morros 66, San Bernardo, Santiago, Chile.

(c)       Headquartered in Santiago, Chile, the Reporting Person is the world’s leading processer of the metals molybdenum and rhenium.  The Reporting Person has a market capitalization of approximately $1.8 billion USD.  The Reporting Person’s shares are listed on the Santiago Stock Exchange.

(d)      During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person is not, and has not been at any time during the last five years, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found that the Reporting Person was in violation of such laws.

(f)       The Reporting Person is a company established under the laws of Chile.

The name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Reporting Person are set forth in Exhibit A attached hereto.

To the best of the Reporting Person’s knowledge, none of the Reporting Person’s directors or executive officers during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person has a market capitalization of approximately $1.8 billion US Dollars.   The voting securities of the Reporting Persons are listed on the Santiago Stock Exchange.  The Reporting Person’s voting securities are generally widely held and, to the best of the Reporting

Person’s knowledge, no single holder of the Reporting Person’s voting securities possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the Reporting Person, whether through the ownership of voting securities, by contract or otherwise.  The names of each holder of 5% or more of the outstanding voting securities of the Reporting Person are set forth in Exhibit B attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 31, 2012, the Reporting Person and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Reporting Person has acquired 12,500,000 shares of Common Stock (the “Investment Shares”) at a purchase price of $31.218 per share.  The transaction closed on March 8, 2012.  The Purchase Agreement and the terms and conditions contained therein are more fully described in Item 6 below.  The Reporting Person funded the purchase price for the Investment Shares through its working capital.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Investment Shares by the Reporting Person is general investment purposes.

Pursuant to the Purchase Agreement, the Issuer has increased the size of its Board of Directors (the “Board”) by one seat, and has appointed John Graell, the Chief Executive Officer of the Reporting Person, to serve on the Board effective as of the closing of the transaction (the “Closing”).  The Reporting Person has the right to nominate a person to serve as a Class II director of the Issuer at every annual meeting of the stockholders of the Issuer in which Class II directors are generally elected, for so long as the Reporting Person and its affiliates beneficially own, during the period from the date of the Closing (the “Closing Date”) until the three-year anniversary thereof, at least 50% of the number of Investment Shares acquired pursuant to the Purchase Agreement, and, from and after the three-year anniversary of the Closing Date, at least five percent of the aggregate shares of Common Stock then outstanding.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer; provided, however, that the Reporting Person is prohibited under the Purchase Agreement from acquiring more than 19.9% of the total number of shares of Common Stock then outstanding during the two years following the Closing Date.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and in compliance with the other transfer restrictions set forth in the Purchase Agreement.  These transfer restrictions are summarized in Item 6 below and are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)  According to the Issuer’s representations set forth in the Purchase Agreement, there were 83,895,354 shares of Common Stock outstanding as of January 31, 2012.  After giving effect to the sale of securities set forth in the Purchase Agreement, the Reporting Person is the record holder of 12,500,000 shares of Common Stock, representing approximately 12.97% of the issued and outstanding shares of Common Stock.

(b)  The Reporting Person has the sole power to vote and dispose of 12,500,000 shares of Common Stock.

(c)  Except for its acquisition of the Investment Shares, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Investment Shares sold and issued at the Closing in connection with the Purchase Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “Commission”) or an applicable exemption from the registration requirements.  As part of the transaction, the Issuer has granted the Reporting Person three demand registration rights under the Purchase Agreement pursuant to which the Issuer agreed to file up to three registration statements with the Commission on behalf of the Reporting Person for purposes of registering the resale of the Investment Shares.

In accordance with the Purchase Agreement, the Board approved an increase to the total number of authorized directors to 9 and, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, elected John Graell to the Board, effective as of the closing of the sale of shares under the Purchase Agreement.  The Issuer has a classified Board and Mr. Graell was appointed as a Class II director.  The Class II directors are up for re-election at the 2012 annual meeting of stockholders and, upon election, will serve a three year term (and until their successors are duly elected and qualified).  In connection with such appointment, the Issuer entered into an indemnification agreement with Mr. Graell in the same form that the Issuer entered into with its other directors.

Pursuant to the terms of the Purchase Agreement, the Investment Shares may be transferred only as follows:  (i) transfers to the Issuer; (ii) transfers pursuant to a registration statement filed under the Securities Act; (iii) transfers made pursuant to Rule 144 under the Securities Act (subject to any volume limitations imposed thereby); and (iv) other transfers that are made (A) in compliance with the Securities Act and the rules and regulations promulgated thereunder and (B) if made on or before the two-year anniversary of the Closing Date, the number of Investment Shares sold in connection therewith on any given trading day does not exceed 10% of the aggregate number of Investment Shares acquired by the Reporting Person pursuant to the Purchase Agreement.

The Reporting Person also has agreed pursuant to the Purchase Agreement not to acquire more than 19.9% of the total number of shares of Common Stock then outstanding at any time during the two years following the Closing Date.  In addition, the Purchase Agreement provides that during the two year period after the Closing Date, without the Issuer’s approval, the Reporting person will not, among other things: (i) directly or indirectly solicit proxies in opposition to any matter that has been recommended by a majority of the members of the Board or in favor of any matter that has not been approved by a majority of the members of the Board or seek to influence any person with respect to the voting of the Common Stock in such manner; (ii) join any group or otherwise act in concert with any person for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock (or securities convertible into Common Stock); or (iii) enter into any substantive discussions with any person in furtherance of any tender offer or business combination transaction in which the shares of Common Stock (or securities convertible into Common Stock) would be acquired.

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 10.1	Securities Purchase Agreement, dated January 31, 2012, by and between the Issuer and the Reporting Person.
Exhibit 10.2

Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-166129) filed with the Commission on July 13, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 13, 2012

Molibdenos Y Metales S.A.

By:	/s/ John Graell
Name: John Graell
Title: Chief Executive Officer

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSON

Name	Residence or Business Address	Present Occupation or Position	Citizenship
Carlos Hurtado Ruiz-Tagle	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	President of the Board of Directors; Director	Chilean
George Anastassiou Mustakis	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Vice-President of the Board of Directors; Director	Chilean
Raúl Alamos Letelier	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Director	Chilean
José Miguel Barriga Gianoli	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Director	Chilean
Gonzalo Ibáñez Langlois	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Director	Chilean
Jorge Gabriel Larraín Bunster	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Director	Chilean
Alberto Pirola Gianoli	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Director	Chilean
Michael Schwarzkopf	Metallwerk-Plansee-Str. 71 Reutte, Austria	Director	Austrian
Eduardo Guilisasti	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Director	Chilean

Name	Residence or Business Address	Present Occupation or Position	Citizenship
John Graell	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Executive Chairman; Chief Executive Officer	Chilean
Jorge Ramirez	c/o Molibdenos Y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Chief Financial Officer	Chilean
Gonzalo Bascuñan	c/o Molibdenos y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Vice-President of Commercial	Chilean
Rodrigo Ceballos	c/o Molibdenos y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Vice-President of International Business & Planning	Chilean
Gonzalo Concha	c/o Molibdenos y Metales S.A. Camino Nos a Los Morros 66 San Bernardo Santiago, Chile	Vice-President of Engineering	Chilean

Exhibit B

HOLDERS OF 5% OR MORE OF VOTING SECURITIES OF

THE REPORTING PERSON

Shareholder	Percent Ownership
Nueva Carenpa S.A. Rosario Norte No 555 Of. 705, Las Condes Santiago, Chile	10.70%
Inversiones Lombardia S.A. Av. El Golf No. 99 Of. 1401, Las Condes Santiago, Chile	10.43%
Plansee Ltda. Vitacura No. 2939 Piso 8, Las Condes Santiago, Chile	10.00%
The Atlantic S.A. Los Militares No. 4290 Piso 8, Las Condes Santiago, Chile	7.93%
Fundacion Gabriel Y Mary Mustakis Presidente Riesco No. 5335 Of. 303, Las Condes Santiago, Chile	6.25%